FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                            For the month of August 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 -                         .
                               ------------------------


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                                                   Buenos Aires, August 30, 2004

Messrs.

Argentine Securities Commission

-------------------------------

                                                      Reference: MULTICANAL S.A.

                                                            Relevant Information

--------------------------------------------------------------------------------

Dear Sirs,

                   Martin G. Rios, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the "Company"), proof of such representation previously filed, with a registered domicile established at Av. Juana Manso 205, 1st Floor, Federal Capital City, addresses this letter to you in order to accompany the Press Release issued by the Company in relation to the legal proceeding initiated by the Company's board of directors pursuant to
Section 304 of the U.S. Bankruptcy Code to obtain recognition of its Acuerdo Preventivo Extrajudicial (the "APE"), as confirmed on April 14, 2004.

                   Yours sincerely,

                   Martin G. Rios


BUENOS AIRES, August 30, 2004. On August 27, 2004, the United States Bankruptcy Court for the Southern District of New York rendered a preliminary decision in the proceeding initiated by the Company's board of directors to obtain recognition, pursuant to Section 304 of the U.S. Bankruptcy Code, of Multicanal's APE in the United States, as confirmed on April 14, 2004 - currently on appeal before the National Commercial Court of Appeals of the City of Buenos Aires. The decision calls for additional proceedings with respect to two matters prior to the Company obtaining a final favorable decision in the United States. Multicanal is analyzing the U.S. Bankruptcy Court's preliminary decision.



MULTICANAL S.A.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MULTICANAL S.A.



Buenos Aires, Argentina, August 30, 2004       By: /s/ Adrian Meszaros
                                                   -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer